Exhibit 99.4

FORM OF LETTER TO BROKERS, DEALERS, CUSTODIAN BANKS AND OTHER NOMINEES

BLUE APRON HOLDINGS, INC.

An Aggregate of $45,000,000 in Non-Transferable Subscription Rights to Purchase Units, at a Subscription Price of $ [•] per Unit, Each Consisting of (i) the Applicable Fraction of one share of Class A common stock, (ii) one warrant to purchase the Applicable Fraction of 0.8 of one share of Class A common stock at an exercise price of $15.00 per share, (iii) one warrant to purchase the Applicable Fraction of 0.4 of one share of Class A common stock at an exercise price of $18.00 per share, and (iv) one warrant to purchase the Applicable Fraction of 0.2 of one share of Class A common stock at an exercise price of $20.00 per share

Distributed to Shareholders and eligible warrant holders

of Blue Apron Holdings, Inc.

[ ], 2021

To Brokers, Dealers, Custodian Banks and Other Nominees:

This letter is being distributed to brokers, dealers, custodian banks and other nominees in connection the distribution (the “Rights Offering”) of non-transferable subscription rights (the “subscription rights”) by Blue Apron Holdings, Inc., a company incorporated under the laws of Delaware (“we,” “us,” “our” or the “Company”), at no charge to the holders of record as of 5:00 p.m., New York City time, on [•], 2021 (the “record date”) of (a) our outstanding shares of Class A common stock, par value $0.0001 per share and (b) certain outstanding warrants to purchase shares of our Class A common stock held by our lenders (“Lender Warrants”), which are entitled to participate alongside our holders of common stock in this offering (the securities in clauses (a) and (b), collectively, the “Eligible Securities” and the holders of the Eligible Securities, collectively, the “Eligible Securityholders”). Please carefully review the prospectus dated [ ], 2021 (the “Prospectus”).

Each subscription right entitles an Eligible Securityholder to purchase one (1) Unit consisting of (i) the Applicable Fraction of one share of Class A common stock, (ii) one warrant to purchase the Applicable Fraction of 0.8 of one share of Class A common stock at an exercise price of $15.00 per share, (iii) one warrant to purchase the Applicable Fraction of 0.4 of one share of Class A common stock at an exercise price of $18.00 per share, and (iv) one warrant to purchase the Applicable Fraction of 0.2 of one share of Class A common stock at an exercise price of $20.00 per share. If all Eligible Securityholders exercise their subscription rights in full, we would issue in connection with the Rights Offering, in the aggregate, a maximum of 4,500,000 shares of Class A common stock and Rights Offering Warrants to purchase an additional 6,300,000 shares of Class A common stock. The Applicable Fraction is equal to [•], which was calculated by dividing (a) $45.0 million by (b) the product of (i) the effective purchase price for one share of Class A common stock and associated warrants of $10.00 and (ii) [•], the number of shares of Class A common stock held (or issuable upon exercise of the Lender Warrants) by the Eligible Securityholders as of the record date. The cash exercise price of each subscription right is $[•] which equals $10.00 for one share of Class A common stock and associated warrants multiplied by the Applicable Fraction. The subscription rights and Units are described in the Prospectus.

The subscription rights may be exercised at any time during the Subscription Period, which will commence on [ ], 2021, and will expire at 5:00 p.m., Eastern time, on [ ], 2021, unless we extend such period. We do not currently intend to extend the Subscription Period. If you elect to exercise any subscription rights, Computershare Trust Company, N.A. (the “Subscription Agent”), must receive all required documents and payments from you at or prior to the Expiration Time. If you elect to exercise any subscription rights and timely submit all required documents and payment prior to the Expiration Time, your subscription rights will be considered exercised at the Expiration Time.

If you send a payment that is insufficient to purchase the number of Units you requested, or if the number of Units you requested is not specified in the forms, but, in each case, which satisfies the minimum subscription amount, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received. If the payment exceeds the Subscription Price for the full exercise of your subscription rights, or if you subscribe for more Units than you are eligible to purchase, then the excess will be returned to you as soon as practicable, without interest or penalty. If you send a payment that is insufficient to exercise the minimum subscription amount or are otherwise ineligible to exercise subscription rights, your subscription rights will not be exercised and your entire payment received by the Subscription Agent will be returned to you as soon as practicable, without interest or penalty, following 5:00pm Eastern time on [•], 2021, unless we extend such period (the “Expiration Time”). You will not receive interest on any payments refunded to you under the Rights Offering. We reserve the right to reject any or all subscriptions not properly or timely submitted or completed or the acceptance of which would, in the opinion of our counsel, be unlawful. If you elect to exercise any subscription rights and timely submit all required documents and payment prior to the Expiration Time, your subscription rights will be considered exercised at the Expiration Time.

We are asking persons who hold ordinary shares beneficially and who have received the subscription rights distributable with respect to those shares through a broker, dealer, custodian bank or other nominee to contact the appropriate institution or nominee and request it to effect the transactions for them. Please take prompt action to notify any beneficial owners of ordinary shares as to the Rights Offering and the procedures and deadlines that must be followed to exercise their subscription rights.

We are not making the Rights Offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any Units from subscription right holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal, state or foreign laws or regulations from accepting or exercising the subscription rights. We may decline to make modifications to the terms of the Rights Offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal, state or foreign laws or regulations from accepting or exercising the subscription rights, you will not be able to participate in the Rights Offering.

We are not charging any fee or sales commission to issue subscription rights. If a holder exercises its subscription rights through the record holder of such shares, the shareholder is responsible for paying any fees its record holder may charge such shareholder to exercise the subscription rights.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Rights Certificate;
3.	Instructions as to Use of Rights Certificates; and

Your prompt action is requested. You must properly complete the enclosed Rights Certificate and deliver it, along with payment of the Subscription Price in full (without any deductions for wire transfer fees, bank charges or similar fees) to the Subscription Agent on or prior to the expiration of the Subscription Period. If you send your Rights Certificate and Subscription Price payment by mail, we recommend that you use insured, registered mail, postage prepaid, return-receipt requested. DO NOT DELIVER COMPLETED RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO BLUE APRON HOLDINGS, INC.

Once you submit the form of rights certificate to exercise any subscription rights, you are not allowed to revoke, cancel or change the exercise of your subscription rights or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you subsequently learn information about us that you consider to be unfavorable.

Additional copies of the enclosed materials may be obtained from the information agent for the Rights Offering, Georgeson LLC (the “Information Agent”), by calling 800-903-2897 (toll free in the U.S. and Canada) or +1 781-575-2137 (for calls outside the U.S. and Canada). Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

Blue Apron Holdings, Inc.

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF BLUE APRON HOLDINGS, INC., THE SUBSCRIPTION AGENT, THE INFORMATION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE SUBSCRIPTION RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS.